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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
PROCESSING
SEP 1 2 2002
WASH. D.C.
161
SECTION

For the month of September, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date September 6 ,2002

By [signature]

(Signature)

Dina Arifani
Acting as Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.


TELKOM

PRESS RELEASE

No.TEL 361 /PR110/UHI/2002

TELKOM RECEIVES TAX CLEARANCE LETTERS FROM ARIAWEST

Bandung, September 6, 2002 – PT Telekomunikasi Indonesia, Tbk. ("Telkom") announced today that on September 5, 2002 it has received certain tax clearance letters (Surat Ketetapan Pajak/"SKP") issued by the tax authority - from PT Aria West International ("AriaWest").

Under the terms of the Interim Management Agreement dated as of May 8, 2002 among MediaOne International I BV, PT Aria Infotek, and The Asian Infrastructure Fund (collectively, the "AriaWest Shareholders"), AriaWest, and Telkom (the IMA), by receiving SKP, Telkom entitle:

- to cause the KSO Unit to continue implementing the Interim Management Measures including the payment of KSO Unit operating expenses;
- to receive the Rupiah equivalent of US$50,000,000 from the KSO Unit;
- at its own cost and expense, to construct, or cause the KSO Unit to construct, new telecommunications facilities in the KSO Territory necessary to connect up to 20,000 lines, and
- at its own cost and expenses, to transfer employees in and out of the KSO Unit.

In exercising its right, Telkom shall be entitled to exercise such rights exclusively in its sole and absolute discretion, while the ICC arbitration proceeding which is already suspended until August 30, 2002 will continue to be proceeded.

Since August 30, 2002, each of Telkom and the AriaWest Shareholders may, subject to certain conditions, unilaterally cause the termination of the IMA at any time. Upon termination of the IMA, both Telkom and the AriaWest Shareholders would be required to return all funds received by them from the KSO Unit under the IMA (including such US$50,000,000) and Telkom would cease to have the rights granted to it under the IMA, such as the right to construct lines and transfer employees.

Kristiono, President Director / CEO of Telkom stated "Telkom is pleased to have received the SKP from AriaWest, as the ability to connect additional lines will start to improve service to customers in West Java and Banten. The best solution for our customers, however, involves closing the KSO III buyout transaction. This seems unlikely, though, since the lenders already rejected the transaction, and Telkom, having the best interests of its shareholders in mind, is not willing to increase the purchase price for AriaWest."

Dina Arifani
Acting as Head of Investor Relations Unit

For further information please contact:

PT Telekomunikasi Indonesia, Tbk. Investor Relations Unit E-mail: investor@telkom.co.id	Bandung office: Tel.: 62-22-4527337 Fax.: 62-22-7104743	Jakarta office: Tel.: 62-21-5215109 Fax.: 62-21-5220500